SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

BYLAWS OF THE ELETROBRAS FISCAL COUNCIL

CHAPTER I

PURPOSE

Art. 1 These Bylaws govern the operation, structure, organization and activities of the Fiscal Council, subject to the provisions of Law 6.404/1976, Eletrobras' Articles of Incorporation, applicable rules and good corporate governance practices.

Sole paragraph. The Fiscal Council will be provided with the necessary resources and support so that its members can carry out their individual duties of independent and effective inspection.

CHAPTER II

COMPOSITION AND OPERATION

Art. 2 As determined by the Articles of Incorporation, the Fiscal Council of Eletrobras, with non-permanent operation, is composed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, all resident in the country, shareholders or not, with a term of action to be extended until the next Ordinary General Meeting that takes place after their election and may be re-elected.

Art. 3 Eletrobras will ensure to the members of the Fiscal Council, in the form and extent defined by the Board of Directors, the contracting of permanent insurance to protect them from liability for acts or facts for which they may eventually be sued judicially or administratively, provided that there is no incompatibility with the Company's interests.

Art. 4 It is a necessary condition for the exercise of the position of Fiscal Councilor to comply with all the requirements established in the Company's Articles of Incorporation, Eletrobras Code of Conduct, current legislation and other bylaws.

§1 Appointments to the position of member of the Fiscal Council of Eletrobras must always be preceded by an opinion issued by the People Committee.

§2 The members of the Fiscal Council will be invested in their positions by signing the term of office.

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

Art. 5 At the first meeting of the Fiscal Council, the councilors will elect the Chairman of the Board, who will be responsible for complying with the resolutions of the body, which will be drawn up in the Book of Minutes and Opinions of the Fiscal Council.

Sole paragraph. In case of vacancy of the Chairman of the Board, the other members of the body will determine who will succeed him/her.

Art. 6 The remuneration of the Councilor for the exercise of the term of office shall comply with the provisions of the Articles of Incorporation and current legislation and the guidelines established by the General Meeting.

Sole paragraph. In face-to-face meetings, the members of the Board will be reimbursed for their expenses for transportation, food and stay whenever residents outside the city in which the meeting is held, and only for transportation and food when residing in the city.

Art. 7 In case of vacancy, resignation, impediment or unjustified absence to two consecutive meetings or three interspersed, in the last 12 (twelve) meetings, the member of the Fiscal Council will be replaced, until the end of the term of operation, by the respective alternate, being responsible for the respective remuneration.

Sole paragraph. The Fiscal Councilor who wishes to resign must do so formally, through correspondence addressed to the Chairman of the Fiscal Council, with a copy to the President of Eletrobras, informing the date from which he will no longer be part of the Board.

CHAPTER III

ASSIGNMENTS

Art. 8 The Chairman of the Fiscal Council shall:

I - preside over and coordinate meetings;

II - guide the work, keeping the debates in order, as well as solve issues of order raised in the meetings;

III - to ascertain the votes and proclaim the results;

IV – request that the deliberations and recommendations of the Council be forwarded to the appropriate parties;

V - request, after consulting the plenary, the presence in the meetings of people who, by themselves or by entities they represent, may provide clarifications pertinent to the matters on the agenda;

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

VI - represent the Council in all necessary acts;

VII - comply with and enforce the Bylaws and other legal or regulatory provisions for the functioning of the Council; and

VIII - sign the official correspondence of the Board.

Art. 9 Each member of the Council shall:

I – attend or participate remotely in the meetings of the Board;

II - examine matters assigned to it, issuing opinions on them, when applicable;

III - take part in discussions and votes, requesting views of the matter, if deemed necessary, during the debate and before the vote;

IV - request from the administrative bodies books, documents or information considered indispensable for the performance of the functions of the Council;

V – attend or participate remotely in the meetings of the management bodies when a matter in which it must give its opinion is deliberated, as provided for in current legislation; and

VI - notify the Chairman of the Fiscal Council, in writing, informing the support Secretariat, at least five days before the scheduled meeting date, of the impossibility of attendance or remote participation.

CHAPTER IV

COMPETENCE

Art. 10 As a supervisory body for the acts of the managers and the budgetary, financial and equity management of Eletrobras, the Fiscal Council shall act within the limits of its powers in strict accordance with the provisions of Law 6.404/1976, the Articles of Incorporation and other legal and regulatory provisions in force.

§1 It is also incumbent upon the members of the Fiscal Council:

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

I – provide information on matters within its competence to the shareholder or group of shareholders representing at least 1% (one percent) of the capital, when requested;

II – examine the Annual Report on Internal Audit Activities and the Annual Internal Audit Plan;

III - request the Internal Audit body to send the reports produced on the acts and facts of Eletrobras' management, as well as the determination of specific facts;

IV – prepare, amend and approve its Bylaws;

V - determine the hiring of specialized consulting, whenever necessary, for the fulfillment of its obligations;

VI – carry out the performance evaluation of its members and the Fiscal Council as a board, at least once a year;

VII - prepare an annual work plan, which will contain matters related to the supervisory function, of a general and specific nature of the company and may be amended throughout its term, by the agreement of the majority of its members.

VIII - monitor the implementation of additional adjustment measures that are necessary to improve the Company's performance and productivity;

IX - request data and elements from the Eletrobras Internal Audit unit that are necessary or convenient to support the exercise of its duties; and

X - take measures or initiatives that, in its judgment and subject to the limits of its competence, bring assistance to the control bodies involved.

§2 The attributions and powers conferred by law to the Fiscal Council cannot be granted to another body of Eletrobras.

CHAPTER V

DUTIES AND RESPONSIBILITIES

Art. 11 The members of the Fiscal Council have the same duties as the managers, referred to in articles 153 to 156 of Law 6.404/1976, and are liable for damages resulting from omission in the performance of their duties and acts performed with guilt or intent, or with violation of the law or the Articles of Incorporation.

Art. 12 Matters of a confidential nature that are considered by the Board will

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

be kept confidential by the Councilors and other participants of the meeting, subject to the provisions of § 5 of art. 157 of Law No. 6.404/1976 and in the regulations in force in the Company on the disclosure of relevant information and the trading of securities.

CHAPTER VI

MEETINGS

Art. 13 The Fiscal Council shall meet monthly in ordinary session, or extraordinarily whenever convened by the Chairman of the Board.

§1 The convening of the Councilors for the ordinary meetings shall be made, in writing, at least five (5) days in advance of their holding.

§ 2 With the act of convocation, the agenda of the meeting will be sent to the Councilors, stating the agenda and information on the documents made available for prior reading.

§ 3 In cases of urgency, recognized by the plenary, matters not included in the agenda may be submitted to discussion and voting.

Art. 14 The participation of the Fiscal Councilor may take place remotely, by means of a teleconference or videoconference, considering that the vote of the Councilors who manifests using the chosen means of communication is present at the meeting and valid.

Art. 15 The resolutions of the Fiscal Council will be approved by majority vote, and the President, in case of a tie, in addition to the personal vote, will be responsible for the tie-breaking.

§1 The resolutions and pronouncements of the Fiscal Council will be drawn up in the book Minutes and Opinions of the Fiscal Council.

§2 The minutes of the Board meetings must comply with the same rules for disclosure of the minutes of the Board of Directors.

Art. 16 In the event of the President's absence, the other Councilors present will choose the one who will coordinate the meeting.

Art. 17 The work carried out at the meetings will be as follows:

I - verification of the existence of a quorum in accordance with the provisions of the Articles of Incorporation;

II – drawing up of minutes to record any lack of quorum;

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

III - communications from the President, other Councilors and person designated to secretary the meeting;

IV - presentation, discussion and, when applicable, voting on the matters on the agenda; and

V - other matters of general interest.

Art. 18 In the discussion of reports and opinions, the President shall give the floor to the Councilors who request it, who may, during the discussion, formulate oral or written requests, requesting measures for the instruction of the matter under discussion.

Art. 19 The Councilor who does not consider himself sufficiently enlightened may request a view of the document or postponement of the discussion, provided that it is before the beginning of the vote.

§1. The viewing period may not exceed the next meeting.

§2 When there is urgency, the President may determine that the new meeting be held within three days.

Art. 20 For each meeting of the Fiscal Council, minutes will be drawn up indicating the order number, date and place, Councilors present, justifications for absence, reports of the work, resolutions taken and referral of measures.

Art. 21 The Fiscal Council shall, in addition to the legal provisions, meet periodically with the Board of Directors, the Executive Board and the Audit and Risk Committee, whenever deemed pertinent.

CHAPTER VII

SECRETARIAT AND ADVICE TO THE COUNCIL

Art. 22 Eletrobras' Management will make available to the Fiscal Council a team to provide the necessary administrative and technical support to the Board, whose meetings must be secretaried by qualified persons.

Art. 23 This team will carry out the activities for the proper functioning of the Fiscal Council meetings, being responsible for:

I - organizing and sending, under the guidance of the President, the agenda of the matters to be dealt with at each session, gathering the necessary documents;

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

II - distributing the agenda and documentation, reading the files and noting the debates and resolutions for consignment in minutes;

III - drawing up the minutes of the meetings, which will be organized in its own electronic book, and making them available to the Councilors upon their approval;

IV - issuing and receiving correspondence and documents relevant to the Council;

V - preparing the documents to be signed by the President and other members of the Council;

VI - preparing, in advance, minutes of the official acts resulting from the decisions of the Fiscal Council, subject to approval;

VII - taking the measures of administrative support to the Council, necessary to comply with the provisions of this Regulation and the legislation and regulations in force;

VIII - arranging for the summons, in writing, of the members of the Council for the meetings, as directed by the Chairman of the Fiscal Council;

IX - requesting tickets, accommodation and reimbursements due when holding face-to-face meetings of the Fiscal Council;

X – providing registration with the commercial board and publicizing the minutes and opinions of the Fiscal Council under the terms of current legislation; and

XI – organizing, ordering and watching over the history of documents received and issued by the Fiscal Council.

CHAPTER VIII

GENERAL PROVISIONS

Art. 24 It will be up to the Fiscal Council to resolve any doubt if it exists in these Bylaws, as well as to promote the modifications it deems necessary.

Sole paragraph. Omitted cases will be resolved by the Board.

Approved at the 544th Meeting of the Fiscal Council of Eletrobras on 02.15.2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.